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Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

August 28, 2023

Re:	ZIM Integrated Shipping Services Ltd. Form 20-F for the Fiscal Year ended December 31, 2022 Filed March 13, 2023 File No. 001-39937

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jenifer Gallagher
John Cannarella
Karl Hiller

Dear Ms. Gallagher, Mr. Cannarella and Mr. Hiller:

ZIM Integrated Shipping Services Ltd., an Israeli corporation (the “Company” or “ZIM”), confirms receipt of the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F (the “Annual Report”) contained in the Staff’s letter dated August 16, 2023 (the “Comment Letter”).

In the Comment Letter, you requested that the Company respond to the comment contained therein within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a ten business day extension of the original due date requested by the Staff in order to allow it to prepare a thorough and sufficient response to the Staff’s comment. We anticipate that the Company’s response will be submitted to your office no later than September 14, 2023.

* * *

Please do not hesitate to contact me at +972 4 865-2702 or destriau.xavier@zim.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Xavier Destriau

Xavier Destriau

cc:	Michael Kaplan, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP